Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 08/02/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SEC Mail Processing
AUG 06 2018
Washington, DC

18002787

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 08/02/18 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 2nd day of August (Month), 2018 (Year) by [signature] (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Cboe

August 2, 2018

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- Registration of OCC Clearing Number(s) for Options Regulatory Fee ('ORF') Billing Calculation Form – updated to consolidate the Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. forms and include Cboe BZX Exchange, Inc. and Cboe EDGX Exchange, Inc.

Registration of OCC Clearing Number(s)
For Options Regulatory Fee ('ORF') Billing Calculation

Each Cboe Clearing Trading Permit Holder and Clearing Member ("Member") must identify all Options Clearing Corporation ("OCC") clearing numbers associated with its membership, including those that are not registered to be given up on transactions executed on the Exchange.

The ORF is assessed by the Exchange to each Member for options transactions cleared by the Member that are cleared by OCC in the customer range, regardless of the exchange on which the transaction occurs.

Trading Platform: Check the applicable Exchange trading platform(s):

☐ Cboe BZX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Cboe Exchange, Inc.

OCC CLEARING MEMBER	
Member Name:	
BILLING CONTACT	
Name:	Title:
Phone:	Email:
OCC CLEARING NUMBER DESIGNATION	
OCC Firm No:	OCC Firm No:
OCC Firm No:	OCC Firm No:
OCC Firm No:	OCC Firm No:
OCC Firm No:	OCC Firm No:

Please fill out the above information and email the completed form as an attachment to registration@cboe.com.

Additional Information:
Questions related to the rules and related requirements may be directed to the Regulatory Division's Regulatory Interpretations and Guidance team. Questions regarding the submission of this form may be directed to the Membership Services Department.

Regulatory Interpretations
reginterps@cboe.com
(312) 786-8141

Membership Services
registration@cboe.com
(312) 786-7449

____
Signature of Authorized Officer, Partner or Managing Member

____
Date

____
Print Name

____
Title

Registration of OCC Clearing Number(s)
For Options Regulatory Fee ('ORF') Billing Calculation

Each Cboe Clearing Trading Permit Holder and Clearing Member ("Member") must identify all Options Clearing Corporation ("OCC") clearing numbers associated with its membership, including those that are not registered to be given up on transactions executed on the Exchange.

The ORF is assessed by the Exchange to each Member for options transactions cleared by the Member that are cleared by OCC in the customer range, regardless of the exchange on which the transaction occurs.

Trading Platform: Check the applicable Exchange trading platform(s):

☐ Cboe BZX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Cboe Exchange, Inc.

OCC CLEARING MEMBER	
Member Name:	
BILLING CONTACT	
Name:	Title:
Phone:	Email:
OCC CLEARING NUMBER DESIGNATION	
OCC Firm No:	OCC Firm No:
OCC Firm No:	OCC Firm No:
OCC Firm No:	OCC Firm No:
OCC Firm No:	OCC Firm No:

Please fill out the above information and email the completed form as an attachment to registration@cboe.com.

Additional Information:
Questions related to the rules and related requirements may be directed to the Regulatory Division's Regulatory Interpretations and Guidance team. Questions regarding the submission of this form may be directed to the Membership Services Department.

Regulatory Interpretations
reginterps@cboe.com
(312) 786-8141

Membership Services
registration@cboe.com
(312) 786-7449

____
Signature of Authorized Officer, Partner or Managing Member

____
Date

____
Print Name

____
Title

Updated July 9, 2018